                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549
                                ------------


                                  FORM 11-K
                                ANNUAL REPORT


(Mark one)

  X   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
 ---
      EXCHANGE ACT OF 1934 (FEE REQUIRED)

                   For fiscal year ended December 31, 1993

                                     OR

      TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
 ---
      SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

               For the transition period form ______ to ______

                      Commission File Number: ________


                THRIFT AND PROFIT SHARING PLAN FOR EMPLOYEES
                --------------------------------------------
                         OF NORTHEAST SAVINGS, F.A.
                         --------------------------
                          (Full Title of the Plan)


                           Northeast Federal Corp.
                      --------------------------------
                     (Name of issuer of the securities)

             50 State House Square, Hartford, Connecticut 06103
             --------------------------------------------------
                   (Address of principal executive office)

Item 4.

     The following is being provided in lieu of Items 1-3, as plans subject to the Employee Retirement Income Security Act of 1974 ("ERISA") may file plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA.

                 THRIFT AND PROFIT SHARING PLAN FOR EMPLOYEES
                          OF NORTHEAST SAVINGS, F.A.

                             Financial Statements

          As of December 31, 1993 and 1992 and for Each of the Three

          Years in the Period Ended December 31, 1993, 1992 and 1991.

                THRIFT AND PROFIT SHARING PLAN FOR EMPLOYEES OF
                            NORTHEAST SAVINGS, F.A.

                             FINANCIAL STATEMENTS

                                     INDEX

                                    -------

                                                            Page
                                                            ----
Reports of Independent Accountants                          1-2


Financial Statements:

     Statements of Net Assets Available for
       Benefits as of December 31, 1993 and 1992              3

     Statement of Changes in Net Assets Available
       for Benefits for the year ended
       December 31, 1993                                      4

     Statement of Changes in Net Assets Available
       for Benefits for the year ended
       December 31, 1992                                      5

     Statement of Changes in Net Assets Available
       for Benefits for the year ended
       December 31, 1991                                      6

     Notes to the Financial Statements                     7-12


Supplemental Schedules:

     Item 27a - Schedule of Assets Held for Investment
       Purposes as of December 31, 1993                      13

     Item 27d - Schedule of Reportable Transactions for
       the year ended December 31, 1993                      14

INDEPENDENT ACCOUNTANTS' REPORT

To the Plan Administrator,
  Thrift and Profit Sharing Plan for Employees of Northeast Savings, F.A.

We have audited, by fund and in total, the accompanying statements of net assets available for benefits of the Thrift and Profit Sharing Plan for Employees of Northeast Savings, F.A. (the "Plan") as of December 31, 1993 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such 1993 financial statements present fairly, by fund and in total, in all material respects, the net assets available for benefits of the Plan as of December 31, 1993, and the changes in net assets available for benefits for the year then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of December 31, 1993 and transactions in excess of five percent of the current value of plan assets for the year ended December 31, 1993, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 1993 Plan financial statements and, in our opinion, are fairly stated in all material respects, when considered in relation to the basic 1993 financial statements taken as a whole.

/s/ Deloitte & Touche

Hartford, Connecticut
June 8, 1994

[LOGO OF COOPERS & LYBRAND APPEARS HERE]


                      REPORT OF INDEPENDENT ACCOUNTANTS
                      ---------------------------------


To the Plan Administrator
  Thrift and Profit Sharing Plan for
    Employees or Northeast Savings, F.A.:

We have audited the accompanying statements of net assets available for plan benefits of the Thrift and Profit Sharing Plan for Employees of Northeast Savings, F.A. (the "Plan") as of December 31, 1992, and the related statements of changes in net assets available for plan benefits for each of the two years in the period ended December 31, 1992. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1992, and the changes in net assets available for plan benefits for each of the two years in the period ended December 31, 1992 in conformity with generally accepted accounting principles.

                                                /s/ Coopers & Lybrand

Hartford, Connecticut
June 14, 1993

              THRIFT AND PROFIT SHARING PLAN FOR EMPLOYEES OF
                           NORTHEAST SAVINGS, F.A.

               STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                      As of December 31, 1993 and 1992

                                   -------

                                                 1993        1992
                                              ----------  ----------

Assets:
  Investments, at fair value
    Collective Trust Funds for Employee
      Benefit Plans:
        Short-term                            $2,875,911  $3,344,672
        Growth Equity                          1,496,528           -
        Fixed Income                             601,156           -
        Equity Index                             856,895           -


 Northeast Federal Corp. common stock            650,405     898,463
 Loans to participants                           379,506     261,547
                                              ----------  ----------

         Total investments                     6,860,401   4,504,682
                                              ----------  ----------

  Receivables:
    Due from broker for securities sold                -   1,419,023
    Employer's contribution                       52,963      39,229
    Participants' contribution                   123,955      90,724

    Accrued interest                               7,139      11,173
    Other                                         13,091      10,787
                                              ----------  ----------

          Total receivables:                     197,148   1,570,936
                                              ----------  ----------

          Total assets                         7,057,549   6,075,618
                                              ----------  ----------

Liabilities:
  Due to participants                                  -      75,322
                                              ----------  ----------
          Total liabilities                            -      75,322
                                              ----------  ----------

           Net assets available
              for benefits                    $7,057,549  $6,000,296
                                              ==========  ==========

                   See notes to the financial statements.

              THRIFT AND PROFIT SHARING PLAN FOR EMPLOYEES OF
                           NORTHEAST SAVINGS, F.A.

          STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                    for the year ended December 31, 1993

                                   -------

                          Shawmut Bank Connecticut,
                           N.A., Collective Trust
                             Funds for Employee
                                Benefit Plans
                                -------------

                                                                                   Northeast
                                         Loans to        Short-        Growth        Stock      Fixed        Equity
                                       Participants       Term         Equity        Fund       Income       Index       Total
                                       ------------       -----        ------       -------     ------       ------      -----
Additions to net assets
 attributed to:
  Investment income:
    Net appreciation (depreciation)
      in the fair value
      of investments                  $       -       $        -     $   54,389    $(327,288)   $  2,458    $ 48,686   $ (221,755)
    Interest and dividends                    -           95,804         44,625        2,281      35,883       6,431      185,024
                                      ---------       ----------     ----------    ---------    --------    --------   ----------
                                              -           95,804         99,014     (325,007)     38,341      55,117      (36,731)
                                      ---------       ----------     ----------    ---------    --------    --------   ----------
Contributions:
  Participants                                -          319,809        198,792      108,901     200,734     236,539    1,064,775
  Employer                                    -          137,724         82,907       46,616      86,651     100,155      454,053
                                      ---------       ----------     ----------    ---------    --------    --------   ----------
                                              -          457,533        281,699      155,517     287,385     336,694    1,518,828
                                      ---------       ----------     ----------    ---------    --------    --------   ----------
Loans to participants:
  Loans to participants
   during year                          283,100         (143,911)       (84,320)           -     (23,374)    (31,495)           -
  Repayments of loans
   by participants                     (141,782)          49,435         29,018       12,848      23,794      26,687            -
  Disbursements
   in conjunction with terminations     (23,359)                              -            -           -          -       (23,359)
                                      ---------       ----------     ----------    ---------    --------    --------   ----------
                                        117,959          (94,476)       (55,302)      12,848         420      (4,808)     (23,359)
                                      ---------       ----------     ----------    ---------    --------    --------   ----------

Rollovers                                     -           48,506          8,905            -       5,093      19,477       81,981
Transfers, net                                -         (710,679)      (182,781)     (18,686)    395,085     517,061            -
Transfer from the 1985 Northeast
  Savings, F.A. Employee Stock
  Ownership Plan                              -            2,099          1,914            -       2,105       3,897       10,015
                                      ---------       ----------     ----------    ---------    --------    --------   ----------

        Total additions-net             117,959         (201,213)       153,449     (175,328)    728,429     927,438    1,550,734
                                      ---------       ----------     ----------    ---------    --------    --------   ----------

 Deductions from net
  assets attributed to
   Terminations and withdrawals               -          265,829         77,789       55,818      75,728      18,317      493,481
                                      ---------       ----------     ----------    ---------    --------    --------   ----------

        Total deductions                      -          265,829         77,789       55,818      75,728      18,317      493,481
                                      ---------       ----------     ----------    ---------    --------    --------   ----------

        Net increase (decrease)         117,959         (467,042)        75,660     (231,146)    652,701     909,121    1,057,253
Net assets available for
 benefits:

  Beginning of year                     261,547        3,370,582      1,464,370      903,797           -           -    6,000,296
                                      ---------       ----------     ----------    ---------    --------    --------   ----------

  End of year                         $ 379,506       $2,903,540     $1,540,030    $ 672,651    $652,701    $909,121   $7,057,549
                                      =========       ==========     ==========    =========    ========    ========   ==========

                   See notes to the financial statements.

              THRIFT AND PROFIT SHARING PLAN FOR EMPLOYEES OF
                           NORTHEAST SAVINGS, F.A.

                       NOTES TO THE FINANCIAL STATEMENTS

                                    -------

           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                     for the year ended December 31, 1992

                                    -------

                           Shawmut Bank Connecticut,
                             N.A. Collective Trust
                              Funds for Employee
                                 Benefit Plans
                                 -------------

                                                                              Northeast
                                       Loans to       Short-       Growth       Stock
                                     Participants      Term        Equity       Fund          Total
                                     -------------   ---------   ----------   ---------     ---------
Additions to net assets
 attributed to:
  Investment income:
    Net appreciation
      in the fair value
      of investments                    $      -    $        -    $   71,111    $538,664    $  609,775
    Interest                                   -       126,543        28,650         210       155,403
                                        --------    ----------    ----------    --------    ----------
                                               -       126,543        99,761     538,874       765,178
                                        --------    ----------    ----------    --------    ----------
   Contributions:
     Participants                              -       591,905       267,776      14,484       874,165
     Employer                                  -       129,506        57,329     171,992       358,827
                                        --------    ----------    ----------    --------    ----------
                                               -       721,411       325,105     186,476     1,232,992
                                        --------    ----------    ----------    --------    ----------

  Loans to participants:
    Loans to participants
     during year                         214,250      (157,695)      (56,555)          -             -
    Repayments of loans
     by participants                    (121,154)       81,281        39,873           -             -
    Disbursements
     in conjunction
     with terminations                   (10,279)            -             -           -       (10,279)
                                        --------    ----------    ----------    --------    ----------
                                          82,817       (76,414)      (16,682)          -       (10,279)
                                        --------    ----------    ----------    --------    ----------

  Rollovers                                    -        64,911        23,302           -        88,213
  Transfers, net                               -       (13,856)       22,625      (8,769)            -
  Transfer from the 1985 Northeast
    Savings, F.A. Employee Stock
    Ownership Plan                             -         1,686         6,886           -         8,572
                                        --------    ----------    ----------    --------    ----------

        Total additions                   82,817       824,281       460,997     716,581     2,084,676
                                        --------    ----------    ----------    --------    ----------

Deductions from net
 assets attributed to:
  Terminations and withdrawals                 -       170,317        66,295      35,929       272,541
                                        --------    ----------    ----------    --------    ----------

        Total deductions                       -       170,317        66,295      35,929       272,541
                                        --------    ----------    ----------    --------    ----------

          Net increase                    82,817       653,964       394,702     680,652     1,812,135
Net assets available for
  benefits:
   Beginning of year                     178,730     2,716,618     1,069,668     223,145     4,188,161
                                        --------    ----------    ----------    --------    ----------

   End of year                          $261,547    $3,370,582    $1,464,370    $903,797    $6,000,296
                                        ========    ==========    ==========    ========    ==========

                   See notes to the financial statements.

              THRIFT AND PROFIT SHARING PLAN FOR EMPLOYEES OF
                           NORTHEAST SAVINGS, F.A.

                       NOTES TO THE FINANCIAL STATEMENTS

                                    -------

           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                     for the year ended December 31, 1991

                                    -------

                           Shawmut Bank Connecticut,
                            N.A., Collective Trust
                              Funds for Employee
                                 Benefit Plans
                                 -------------

                                                                                Northeast
                                         Loans to       Short-       Growth       Stock
                                       Participants      Term        Equity        Fund        Total
                                       -------------  -----------  -----------  ---------   -----------
Additions to net assets
 attributed to:
  Investment income:
    Net appreciation (depreciation)
      in the fair value
      of investments                       $      -   $        -   $  242,543    $ (2,746)  $  239,797
    Interest                                      -      166,496       38,286       2,317      207,099
                                           --------   ----------   ----------    --------   ----------
                                                  -      166,496      280,829        (429)     446,896
                                           --------   ----------   ----------    --------   ----------

   Contributions:
     Participants                                 -      512,550      186,141           -      698,691
     Employer                                     -      110,037       40,205     150,204      300,446
                                           --------   ----------   ----------    --------   ----------
                                                  -      622,587      226,346     150,204      999,137
                                           --------   ----------   ----------    --------   ----------

  Loans to participants:
    Loans to participants
     during year                            126,650      (97,975)     (28,675)          -            -
    Repayments of loans
     by participants                        (96,500)      81,204       15,296           -            -
    Disbursements
     in conjunction
      with terminations                     (31,808)           -            -           -      (31,808)
                                           --------   ----------   ----------    --------   ----------
                                             (1,658)     (16,771)     (13,379)          -      (31,808)
                                           --------   ----------   ----------    --------   ----------

  Rollovers                                       -        2,931          703           -        3,634
  Transfers, net                                  -      180,113     (134,156)    (45,957)           -
                                           --------   ----------   ----------    --------   ----------

        Total additions                      (1,658)     955,356      360,343     103,818    1,417,859
                                           --------   ----------   ----------    --------   ----------

Deductions from net assets
 attributed to:
  Terminations and withdrawals                    -      482,976      137,095      37,821      657,892
                                           --------   ----------   ----------    --------   ----------

        Total deductions                          -      482,976      137,095      37,821      657,892
                                           --------   ----------   ----------    --------   ----------

        Net increase (decrease)              (1,658)     472,380      223,248      65,997      759,967
Net assets available for benefits:

  Beginning of year                         180,388    2,244,238      846,420     157,148    3,428,194
                                           --------   ----------   ----------    --------   ----------

  End of year                              $178,730   $2,716,618   $1,069,668    $223,145   $4,188,161
                                           ========   ==========   ==========    ========   ==========

                   See notes to the financial statements.

              THRIFT AND PROFIT SHARING PLAN FOR EMPLOYEES OF
                           NORTHEAST SAVINGS, F.A.

                       NOTES TO THE FINANCIAL STATEMENTS

                                    -------

1.   Description of Plan:

     General
     -------

     The Thrift and Profit Sharing Plan for Employees of Northeast Savings, F.A. (the "Plan") is a defined contribution payroll reduction savings plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

     The Plan was adopted by the Board of Directors of Northeast Savings, F.A. (the "Association") as of July 1, 1984 as a payroll reduction savings plan which provides for matching contributions by the Association. The Plan provides for a salary reduction feature permitted under Section 401(k) of the Internal Revenue Code and allows participants to borrow from the Plan. The Association has the right to modify or amend the Plan at any time. Participants should refer to the Plan agreement for more complete information. The Plan's investments are held by a trust fund administered by Shawmut Bank Connecticut, N.A. (the "Trustee"). The provisions described below reflect the Plan as it exists at December 31, 1993.

     All employees of the Association and certain of its subsidiaries become eligible to participate in the Plan as of July 1 or January 1 of any year coinciding with or next following the date the employee has completed one year of service and attained the age of 21.

     Participant Accounts
     --------------------

     Each participant's account is credited with the participant's contribution, the Association's contribution and Plan earnings. Investment income is allocated to each account based upon the percentage the account bears to the total fund balance.

     Participant Contributions
     -------------------------

     All contributions are paid to the Trustee for investment in accordance with the instructions of the participants.

     Effective January 1, 1993, participants may contribute between 2% and 12% of their regular base salary subject to certain limitations as described in the Plan Agreement.

     Prior to January 1, 1993 participants elected to allocate their contributions to the Money Market Fund and the Equity Fund in multiples of 25%. The allocation percentages selected by the participant also applied to one half of the Association's matching and incentive contribution. The balance of the matching and

              THRIFT AND PROFIT SHARING PLAN FOR EMPLOYEES OF
                           NORTHEAST SAVINGS, F.A.

                       NOTES TO THE FINANCIAL STATEMENTS

                                    -------

1.   Description of Plan, Continued:

     Participant Contributions (Continued)
     -------------------------------------

     incentive contribution was automatically invested in common stock of Northeast Federal Corp. (the "Company"), the holding company of the Association. Participants may elect to change their allocation percentages or transfer past contributions in multiples of 25% from one fund to another fund once in a twelve month period. Amounts can be transferred out of the Northeast Stock Fund upon eligibility for retirement at age 55 and the completion of 10 years of service. Such election is irrevocable.

     During 1992, the Plan was amended effective January 1, 1993. This amendment incorporated three additional investment fund options for Participant and Association contributions, Effective January 1, 1993 participants may elect to allocate their contributions to the Short-term Fund (previously known as Money Market Fund), Growth Equity Fund (previously known as Equity Fund), Fixed Income Fund, Equity Index Fund, and Northeast Federal Common Stock in multiples of 10%. The allocation percentages selected by the participant also apply to the Association's matching and incentive contributions.

     Certain rollovers from the 1985 Northeast Savings, F.A. Employee Stock Ownership Plan (the "ESOP Plan") have been transferred to the Plan in order to meet diversification requirements of the ESOP Plan.

     Employer Contributions
     ----------------------

     The Association will contribute to each participant's account, 50% of the participant's pre-tax contribution, up to 6% of the participant's compensation. Required contributions of the Association are reduced by forfeitures.

              THRIFT AND PROFIT SHARING PLAN FOR EMPLOYEES OF
                           NORTHEAST SAVINGS, F.A.

                       NOTES TO THE FINANCIAL STATEMENTS

                                    -------

1.   Description of Plan, Continued:

     Vesting
     -------

     Employee contributions vest immediately. Employer contributions and related investment earnings vest to the participant according to the following schedule:

               Years of Service                 Participant's
               From Date of Hire                Vested Percentage
               -----------------                -----------------
                       3                                50%
                       4                                75%
                       5                               100%

     Any participant who entered the plan on or before July 1, 1988 was 100% vested after two years of participation.

     Benefit Payments
     ----------------

     Upon retirement or termination of employment, participants will receive the vested amount of their account in either one lump-sum or five equal annual installments. In the event of death, the benefits are payable to the participant's beneficiary. The participant's beneficiary will receive the benefit in a lump sum payment.

2.   Summary of Significant Accounting Policies:

     The accompanying financial statements have been prepared in accordance with generally accepted accounting principles. Investments are stated at fair value. Fair values of the Growth Equity, Fixed Income and Equity Index Funds and Northeast Federal Corp. Common Stock Fund are based on quotations from national securities exchanges as of the close of business on the last day of the year. Fair values of the Short-term Fund are based on cost which approximates fair value.

     The Plan presents, in the Statements of Changes in Net Assets Available for Plan Benefits, the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

              THRIFT AND PROFIT SHARING PLAN FOR EMPLOYEES OF
                           NORTHEAST SAVINGS, F.A.

                       NOTES TO THE FINANCIAL STATEMENTS

                                    -------

2.   Summary of Significant Accounting Policies Continued:

     Benefits Payable
     ----------------

     In 1993, the Plan changed its method of accounting for benefits payable to comply with the 1993 AICPA Audit and Accounting Guide, Audits of Employee Benefit Plans. The new guidance requires that benefits payable to persons who have withdrawn from participation in a defined contribution plan be disclosed in the footnotes to the financial statements rather than be recorded as a liability of the Plan. As of December 31, 1993, net assets available for benefits included benefits of $88,447 due to participants who have withdrawn from participation in the Plan.

     Loans to Participants
     ---------------------

     The Plan permits participants to borrow amounts from their accounts which are vested and which are invested in any fund except the Northeast Stock Fund. The minimum amount that may be borrowed is $1,000. The maximum amount that may be borrowed is generally the lessor of one half of the vested balance or $50,000 reduced by the highest outstanding loan balance during the preceding year. The interest rate on the loan is determined by the Association's Retirement Committee ( the "Committee"). Loans are payable within five years except for those used to purchase or build a primary residence. Such loans may exceed five years as determined by the committee.

     Loans are stated at principal value and interest is recognized using the interest method. Loan principal is accounted for in the Loan Fund while interest earned is allocated to the Short-Term Fund, the Growth Equity Fund, the Fixed Income Fund and the Equity Index Fund based upon the participants' current investment directives. During the period a loan is outstanding, the participant does not share in his or her proportionate interest in the results of operations of the Short-Term Fund, the Growth Equity Fund, the Fixed Income Fund and the Equity Index Fund to the extent such funds have been borrowed.

     Reclassifications
     -----------------

     Certain prior period amounts have been reclassified to conform to the 1993 presentation.

              THRIFT AND PROFIT SHARING PLAN FOR EMPLOYEES OF
                           NORTHEAST SAVINGS, F.A.

                       NOTES TO THE FINANCIAL STATEMENTS

                                    -------


3.   Investments:

     The fair value of each individual investment (each of which exceed 5% of the Plan's net assets) is reflected in the Statement of Net Assets Available for Benefits.

     The net change in the fair value of investments for 1993, 1992 and 1991 is reflected in the respective Statements of Changes in Net Assets Available for Benefits.

     The net change in unrealized appreciation (depreciation) in fair value of investments for the years ended December 31, 1992 and 1991 is as follows:

                                            1992                1991
                                            ----                ----
        Collective Trust
          Funds Employee
          Benefit Plans:
             Growth Equity
                  Fund                 $ (312,567)          $ 160,722

        Northeast Federal Corp.
         Common Stock Fund                539,719              68,113
                                        ---------           ---------
                                        $ 227,152           $ 228,835
                                        =========           =========

4.   Transactions with Parties-In-Interest:

     During 1993, 1992 and 1991, respectively, the Plan sold 27,251, 902 and 16,861 shares of Northeast Federal Corp. common stock at a loss of $15,707, $1,055 and $70,859, respectively.

5.   Plan Administration:

     The Plan is administered by the Retirement Committee (the "Committee") which is comprised of eight individuals who are appointed by the Board of Directors of the Company. The Committee carries out the provisions of the Plan, responds to questions and resolves disputes arising under the Plan. Members of the Committee who are employees serve without compensation.

     Shawmut Bank Connecticut, N.A. serves as Trustee of the Plan and has been granted discretionary authority concerning purchases and sales of investments of the Short-term Fund, Index Equity Fund, Fixed Income Fund and the Growth Equity Fund of the Plan. Expenses related to investment transactions are paid by the Plan. Administrative expenses are paid by the Association.

              THRIFT AND PROFIT SHARING PLAN FOR EMPLOYEES OF
                           NORTHEAST SAVINGS, F.A.

                       NOTES TO THE FINANCIAL STATEMENTS

                                    -------

6.   Plan Termination:

     The Association may terminate the Plan at any time. If the Plan is terminated, all assets of the Plan must be used for the exclusive benefit of the participants of the Plan. Upon termination, participants will become fully vested. After termination, the Association will make no further contribution to the Plan.

7.   Income Tax Status:

     The Plan is qualified under Section 401(k) of the Internal Revenue Code, as amended (the "Code"), as a qualified cash or deferred arrangement and is exempt from taxation under Section 501(a) of the Code. As such, employee contributions through salary reduction and contributions by the Association will not be taxable to participants until a distribution is made from the Plan. The Plan has received a favorable Internal Revenue Service determination letter the latest of which was dated July 25, 1990, regarding the income tax status of the Plan. The Plan administrator and counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

8.   Subsequent Event:

     On June 13, 1994 the parent of Northeast Savings, F.A., Northeast Federal Corp. announced a definitive agreement to sell the stock of Northeast Federal Corp. to another financial institution. The effect of such agreement on the Plan is not presently determinable.

              THRIFT AND PROFIT SHARING PLAN FOR EMPLOYEES OF
                           NORTHEAST SAVINGS, F.A.

          ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                               December 31, 1993

                                    -------

Identity of Issue,
Borrower, Lessor,           Description of Investment
or Similar Party            Units held                 Cost       Current Value
- - -----------------           ----------                 ----       -------------
Collective Trust Funds
  Employee Benefit
  Plans:

    Short-term Fund        Money market fund,
                           2,875,911 units         $2,875,911     $2,875,911
    Fixed Income Fund      Mutual funds
                           58,252 units               599,490        601,156
    Growth Equity Fund     Mutual funds
                           142,120 units            1,440,688      1,496,528
    Collective Fund        Equity Index               808,435        856,895
                           8,372 units
Northeast Federal Corp.    Common stock,
                           148,664 shares,            857,924        650,405
                           par $0.01

Loans to Participants      Pooled Participant
                           Loan Fund
                           379,506 units              379,506        379,506

              THRIFT AND PROFIT SHARING PLAN FOR EMPLOYEES OF
                           NORTHEAST SAVINGS, F.A.

                ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS

                     for the year ended December 31, 1993

                                    -------

                           Description of asset
Identity of party       (include interest rate and        Purchase      Selling     Lease
    involved            maturity in case of a loan)        price         price      rental
- - -----------------       ---------------------------       --------      -------     ------
INDIVIDUAL TRANSACTIONS


PURCHASES

Collective Trust Funds
 Employee Benefit Plans     Growth Equity Fund           1,423,892.00

Collective Trust Funds
 Employee Benefit Plans     Equity Index Fund              332,586.01

SERIES OF TRANSACTIONS


PURCHASES

Collective Trust Funds
 Employee Benefit Plans     Fixed Income                   654,113.71

Collective Trust Funds
 Employee Benefit Plan      Growth Equity Fund           1,598,536.77

Collective Trust Funds
 Employee Benefit Plan      Equity Index Fund              820,172.21

                                                            Current value
Identity of party       Expenses incurred     Cost of       of asset on        Net gain
    involved            with transaction       asset      transaction date     or (loss)
- - -----------------       -----------------     -------     ----------------     --------
INDIVIDUAL TRANSACTIONS


PURCHASES

Collective Trust Funds
 Employee Benefit Plans                   1,423,892.00      1,423,892.00

Collective Trust Funds
 Employee Benefit Plans                     332,586.01        332,586.01

SERIES OF TRANSACTIONS


PURCHASES

Collective Trust Funds
 Employee Benefit Plans                     654,113.71        654,113.71

Collective Trust Funds
 Employee Benefit Plan                    1,598,536.77      1,598,536.77

Collective Trust Funds
 Employee Benefit Plan                      820,172.21        820,172.21

                                 SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the Retirement, Thrift and Profit Sharing Plan and ESOP Committee has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized,

                              Thrift and Profit Sharing Plan for
                              Employees of Northeast Savings, F.A.



Date:  June 29, 1994          By: /s/ John L. Penwell
                                  -------------------------------
                                    John L. Penwell
                                    Chairman of the Committee



                              By: /s/ Kirk W. Walters
                                  -------------------------------
                                    Kirk W. Walters
                                    Committee Member


                              By: /s/ Albert J. Brenner
                                  -------------------------------
                                    Albert J. Brenner
                                    Committee Member


                              By: /s/ Dorothy R. Calahan
                                  -------------------------------
                                    Dorothy R. Calahan
                                    Committee Member


                              By: /s/ Lynne M. Carcia
                                  -------------------------------
                                    Lynne M. Carcia
                                    Committee Member


                              By: /s/ Gilbert F. Ehmke
                                  -------------------------------
                                    Gilbert F. Ehmke
                                    Committee Member


                              By: /s/ Craig W. Smith
                                  -------------------------------
                                    Craig W. Smith
                                    Committee Member


                              By: /s/ Lisa Schraa-Banner
                                  -------------------------------
                                    Lisa Schraa-Banner
                                    Committee Member

                                  EXHIBITS

Exhibit Number                                       Description
- - --------------                                       -----------

     23.2                                       Consent of Accountants
                                                Coopers & Lybrand


     23.3                                       Consent of Accountants
                                                Deloitte & Touche